

22004655

;ION

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-066719

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Orchard Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

365 S Garden Grove Ln, Suite 100

(No. and Street)

Pleasant Grove	**UT**	**84062**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Adrienne Yost Hart	**(215) 816-2800**	**ayhart@comcast.net**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WSRP, LLC

(Name – if individual, state last, first, and middle name)

155 North 400 West, Suite 400	**Salt Lake City**	**UT**	**84103**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __KEVIN BRADBURN_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Orchard Securities, LLC_____, as of __12/31_____, 2 _021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: __CEO_____

_Janean Baxter___ 3/29/22
Notary Public Utah County
Commission Expires 9-12-23

Janean Baxter
State of Utah
Notary Public
Commission No. 708186
My Commission Expires 9/12/2023

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Orchard Securities, LLC
Pleasant Grove, Utah

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Orchard Securities, LLC (the "Broker-Dealer") as of December 31, 2021 and 2020, the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Computation and Reconciliation of Net Capital Under SEC Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Broker-Dealer's financial statements. The supplemental information is the responsibility of the

Broker-Dealer's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240. In our opinion, the Computation and Reconciliation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WSRP, LLC

WSRP, LLC

We have served as the Broker-Dealer's auditor since 2015.

Salt Lake City, Utah
March 25, 2022

ORCHARD SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2021 AND 2020

ASSETS	2021	2020
Current Assets		
Cash and Cash Equivalents	$ 1,023,733	$ 583,030
Accounts Receivable, Net	1,268,549	883,199
Receivables from Related Parties	85,078	23,221
Other Current Assets	3,000	3,158
Total Current Assets	**2,380,360**	**1,492,607**
Fixed Assets		
Office Equipment	132,170	132,170
Tenant Improvements	8,710	8,710
Accumulated Depreciation	(140,880)	(135,459)
Total Fixed Assets	**-**	**5,421**
Other Assets		
Goodwill	55,000	55,000
Total Other Assets	**55,000**	**55,000**
TOTAL ASSETS	**$ 2,435,360**	**$ 1,553,028**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 37,385	$ 77,178
Payables to Related Parties	67,351	8,206
Total Current Liabilities	**104,736**	**85,384**
Total Liabilities	**104,736**	**85,384**
Members' Equity	**2,330,624**	**1,467,644**
Total Liabilities and Members' Equity	**$ 2,435,360**	**$ 1,553,028**

The accompanying notes are an integral part of these financial statements.

ORCHARD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

Note 1 – Organization and Description of Business
General

Orchard Securities, LLC ("Company"), a Utah limited liability company, is organized and registered to engage in securities business as a broker-dealer in all 50 states and the District of Columbia under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The owner of the Company purchased an existing broker-dealer in March 2006, and as an equity contribution contributed all membership interests in the purchased broker-dealer to the Company. Formal approval to operate as a broker-dealer and to conduct securities business as the newly formed broker-dealer was granted from FINRA on October 3, 2006 and from the State of Utah on October 12, 2006.

As an LLC, the equity structure is similar to a partnership while the owners/members are afforded legal liability protection similar to a corporation.

The Company is primarily engaged in providing underwriting services related to the private placement of real estate securities.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses are recorded when all significant items relating to the securities transactions have been completed and the income is reasonably determinable. The Company uses the accrual method of accounting. The Company does not participate in any proprietary securities transactions.

The Company's accounting policy is to recognize revenue from broker-dealer sales commissions received when the following criteria are met: (1) contract with the customer has been identified, (2) performance of the obligations in the contract have been identified; (3) transaction price has been determined; (4) transaction price has been appropriately tied to the performance obligations; (5) performance obligations are satisfied; and (6) the applicable closing has occurred which is related to the revenue. Additionally, with respect to maintenance fees, the Company will recognize such revenue when the following criteria are met: (1) contract with the customer has been identified, (2) performance of the obligations in the contract have been identified; (3) transaction price has been determined; (4) transaction price has been appropriately tied to the performance obligations; (5) performance obligations are satisfied; (6) the applicable closing has occurred which is related to the revenue, and (7) all contingencies and other obstacles to payment have been cleared.

Revenue Concentration

A significant portion of the Company's revenue has historically been derived from three or four sponsors each year. For the year ending December 31, 2021, the four largest sponsors (Carter Exchange-$22M, Hamilton Point Investor Advisors-$13.8M, Livingston Street Capital-$10.4M and InCommercial-$5.9M) accounted for 60% of the Company's total revenue. For the year ending December 31, 2020, the four largest sponsors (Hamilton Point Investor Advisors-$9.4M, Livingston Street Capital-$6.6M, Carter Exchange-$6.07M, Flatirons Asset Management-$4.3M) accounted for 78% of the Company's total revenue.

Cash and Cash Equivalents

For purposes of the statements of financial condition, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. Cash consists of bank deposits with two FDIC-insured institutions. At December 31, 2021, the Company had $1,964,284.32, in excess of FDIC limits. At December 31, 2020 the Company had $338,405 in excess of FDIC limits.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties and for services provided. The Company regularly reviews its accounts receivable and makes provisions for potentially uncollectible balances. For 2021, the Company adopted the Aging Method to determine collectability. At December 31, 2020, management evaluated the collectability of the receivables and concluded that no allowance was necessary as amounts were determined to be collectible in full. At December 31, 2021, management determined that $169,419 of the receivables were not collectible an allowance was recorded.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of equipment, which range between three and seven years. Bonus depreciation is used if qualifications are met. Depreciation expense for the years ended December 31, 2021 and 2020 was $5,421 and $14,442, respectively. At December 31, 2021 all assets were fully depreciated.

Advertising Expense

Advertising expenses are expensed as incurred. The Company's advertising expense was $22,246 and $1,566, respectively, for the years ending December 31, 2021 and 2020. These costs are included in Office Overhead and Operating expenses.

Rent Expense

The Company's rent expense for its office space was $69,775 and $55,677, respectively, for the years ending December 31, 2021 and 2020. The Company relocated in March of 2019 and continues a rental agreement with Summit Fulfillment Services, a related party, on a month-to-month agreement. As such, the effects of ASC 2016-02 Topic 842, Leases, is not applicable to the Company.

Goodwill

Goodwill represents the excess of the amount paid over the fair market value of net assets acquired in a business combination. In accordance with accounting standards, goodwill and other indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. As of December 31, 2021, and 2020, the Company deemed no impairment of goodwill.

Income Taxes

The Company is taxed as a limited liability company, and as such, all profits and losses are passed through to the individual members. However, the Company records and pays state franchise taxes and other required taxes to CA, CO, CT, IL and TN annually as recorded in the financial statements. The Company follows the provisions of FASB Accounting Standards Codification (ASC) Subtopic 740-10 Accounting for Uncertainty in Income Taxes. For 2021 and 2020, management has determined that there are no material uncertain income tax provisions.

Financial Instruments

Financial Instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near-term nature or by comparable financial instruments' market value.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". The recent guidance adds an impairment model, known as the current expected credit loss (CECL) model that is based on expected losses rather than incurred losses. These amendments require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable forward-looking information, which is intended to result in more timely recognition of such losses. All related guidance has been codified into, and is now known as, ASC 326 – Financial Instruments—Credit Losses. This standard is effective for public companies for annual reporting periods beginning after December 15, 2019, and interim periods therein. The Company adopted ASU 2016-13 effective January 1, 2020 and has determined there is not a material impact on the Company's Financial Statements given that historical trend analysis and assessments for forward-looking qualitative analysis are already integrated into financial assessments for the Company.

Note 3 – Related Party Transactions

As of December 31, 2021, and 2020 the amounts due from the related parties were $85,078 and $23,221, respectively, and are contained in the "Receivables from related parties" on the Statements of Financial Condition. As of December 31, 2021, and 2020, the Company paid commissions and management fees to related parties (recorded in accounts CTT, Momentum, Brandon Balkman, Eric Burnside, Seth Anderson, Bucky Heiden, Trey Killingsworth, Cody Lewis and Management Fees) in the amount of $18,370,459 and $7,301,917, respectively. As of December 31, 2021, and 2020 amounts due to related parties totaled $67,351 and $8,206, respectively.

Note 4 – Goodwill

As stated in Note 2, during 2006 the owners of the Company purchased an unrelated broker-dealer registered with the NASD. Upon close of the purchase, the ownership interest was transferred to the Company. After the NASD approved the transfer of registration from the purchased broker-dealer to the Company, the purchased broker-dealer was dissolved. The entire purchase price of $55,000 was allocated to goodwill since the purchased broker-dealer had no tangible assets on the date of the purchase.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2021, the Company had net capital of $918,997 which was $912,015 in excess of its required net capital of $6,982. The Company's aggregate indebtedness to net capital was .114 to 1.

Note 6 – Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2021 through March 29, 2022, the date these financial statements were available to be issued. During this period, the Company did not have any material, or recognizable, subsequent events. This includes no significant legal matters, fraud, purchase/sales agreements related to Orchard, or any other significant matters.